Exhibit 6.1

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”) is executed this 26th day of April 2021 (the “Effective Date”), by ROYALTYTRADERS LLC, a Delaware limited liability company (“RoyaltyTraders” or the “Company”), and SEAN PEACE, an individual whose address is 3724 Congeniality Way, Raleigh, NC (“Peace”).

W I T N E S S E T H:

WHEREAS, RoyaltyTraders is an entity set up to facilitate buying and selling of royalty streams; and

WHEREAS, Peace desires to transfer and assign certain assets to RoyaltyTraders in exchange for 2,000,000 Common Units of the Company;

NOW THEREFORE, in consideration of the mutual agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows, intending to be legally bound hereby:

Section 1. Contribution of Assets; Issuance of Stock. Effective at 11:59 P.M. on the Effective Date (the “Effective Time”), Peace hereby irrevocably, fully and forever assigns and contributes (the “Transfer”) the websites and domains SongVest.com and RoyaltyTraders.com, all legal templates and documents used to complete royalty-related transactions, the full pipeline of potential royalty transactions, all CRM contacts and records of prior conversations and all other tangible and intangible assets in his possession that are used to conduct royalty-related transactions (“Transferred Assets”) to RoyaltyTraders in exchange for issuance of 2,000,000 Common Units of the Company.

TO HAVE AND TO HOLD the Transferred Assets unto the Company and its successors and assigns forever, and Peace, for himself and his assigns, covenants and agrees with the Company to warrant and defend title to the Transferred Assets against all and every person and persons.

Section 2. Representations and Warranties.

(a) Peace hereby represents and warrants that:

(i) he has all requisite power and authority to transfer the Transferred Assets;

(ii) SongVest, Inc, a Delaware corporation that Peace controlled in the past (“SongVest”), has been dissolved and all of its assets were distributed to Peace;

(iii) immediately prior to the Transfer, Peace was the sole true and lawful owner of the Transferred Assets, free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests, and SongVest has no right, title and interest in and to any of the Transferred Assets;

(iv) immediately following the Transfer, RoyaltyTraders will be the sole owner of the Transferred Assets, free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests;

(v) there is no action, dispute, suit, investigation or proceeding pending against, threatened or contemplated, affecting the Transferred Assets;

(vi) Peace is not in violation of, and has not violated, any applicable provisions of any laws, statutes, ordinances or regulations relating to the Transferred Assets; and

(vii) There is no fact known to Peace that has not been disclosed to the Company and its investors that could reasonably be expected to have a material adverse effect of the Transferred Assets or the Business. The information provided and the statements made by Peace in connection with the Transferred Assets do not contain any untrue statement of a material fact or omit to state a material fact.

(b) RoyaltyTraders hereby represents, warrants and covenants that:

(i) this Agreement and the transactions contemplated hereby have been duly authorized by all necessary action on the part of RoyaltyTraders and it has the authority to enter into and perform under this Agreement; and

(ii) RoyaltyTraders has caused this Agreement to be executed by a duly authorized representative and this Agreement constitutes a binding agreement on behalf of RoyaltyTraders.

(c) Each representation and warranty shall continue for a period of two (2) years after the date of this Agreement.

Section 3. Indemnification. Peace hereby agrees to indemnify, protect, defend, save and hold the Company and its members (save and except Peace) harmless from and against any and all debts, duties, obligations, liabilities, suits, claims, demands, causes of action, damages, losses, costs and expenses (including, without limitation, attorneys’ fees and expenses and court costs) arising out of or relating to the Transferred Assets or the ownership, use, operation, maintenance or management thereof incurred, arising or accruing prior to the Effective Date. The indemnification contained in this Section 3 shall survive Transfer of the Transferred Assets.

Section 4. Ownership Rights. Peace understands, acknowledges and agrees that upon Transfer of the Transferred Assets, he shall no longer hold any direct record interest in Transferred Assets.

Section 5. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 6. Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 7. Amendment; Assignment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all of the parties hereto. This Agreement shall bind and inure to the benefit of the parties and their successors and permitted assigns.

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IN WITNESS WHEREOF, the parties hereto have executed this Contribution Agreement, effective as of the date first set forth above.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace, Manager

SEAN PEACE

By:	/s/ Sean Peace
Sean Peace, Individual